

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 10, 2007


Mr. Mathew Wong
Chief Financial Officer
Dejour Enterprises Ltd.
808 West Hastings Street, # 1100
Vancouver, BC  CANADA  V6C 2X4


   **Re: Dejour Enterprises Ltd.**
     **Form 20-F for Fiscal Year Ended December 31, 2006**
     **Filed July 16, 2007**
     **File No. 1-33491**


Dear Mr. Wong:

   We have reviewed your filing and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed July 16, 2007

General

1. Please include pagination in your future filings.

Item 4.B.  Business Overview

2. You disclosed that the sale of the uranium property interests to Titan Uranium Incorporated (Titan) was closed in escrow on December 15, 2006 and approved by the shareholders of each company in 2007. Tell us the facts and circumstances you considered to conclude revenue recognition for this transaction in Fiscal Year 2006 was appropriate. Include in your response the date you received approval from the TSX Venture Exchange and references to authoritative support under both Canadian and United States Generally Accepted Accounting Principles. We may have further comment.

Item 5. Operating and Financial Review and Prospects

Results of Operations

3. You refer to a valuation report which supports the initial recorded value of the Titan common shares and warrants you received. We note that Titan was a publicly traded company at on that date. Tell us why this report was used to value the Titan shares and warrants and how the value for Titan shares in this report differs from the market price of Titan on that date. In your response, include references to authoritative support under both Canadian and United States Generally Accepted Accounting Principles. We may have further comment.

Item 15. Controls and Procedures

4. Revise your discussion of changes in internal control over financial reporting to address any change that occurred during the period, as required by Item 15.d of the instructions to Form 20-F.

Item 17. Financial Statements

Consolidated Balance Sheet

5. We note that Titan is reported as a significant investment accounted for under the equity method as defined by Regulation S-X Rule 1.02(w). Provide the separate financial statements of Titan required by Regulation S-X Rule 3.09 and General Instruction B(d) and Item 17(c)(2)(v)-(vi) of Form 20-F as part of your amended Form 20-F. This would require two full years of audited financial statements and the unaudited interim period to the date of acquisition.

Item 19. Exhibits

6.      Please file all the exhibits required by Item 19 of Form 20-F and the related instructions as to exhibits.  In particular, include the contract for the sale of your property to Titan Uranium, Inc. and the contract for the Retamco project acquired on August 4, 2006 as required by instruction 4.b.iii, and a list of your subsidiaries as required by instruction 8.  If a required exhibit is incorporated by reference, note that fact in the exhibit index with reference to the filed document which contains such exhibit.

Exhibit 31

7.      We note that the title, opening line and paragraph four of the certifications required by Exchange Act Rule 13a-14(a) contain non-conforming language.  The title should be "certifications", the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title, and subpart (b) of paragraph four should be omitted.  Please include corrected certifications for each officer in your amended Form 20-F.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Sandra Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief